SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2004

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR FIRST QUARTER ENDED JUNE 30, 2004

On August 5, 2004, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded information as to the registrant’s financial condition and results of operations for the first quarter ended June 30, 2004. Attached is a copy of a press release dated August 5, 2004 pertaining to the financial condition and results of operations of the registrant, as well as forecasts for the operations of the registrant for the remainder of the fiscal year ending March 31, 2005. The consolidated financial information of the registrant and that of its subsidiary, NTT DoCoMo Inc., included in the press release were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries: Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation and the consolidated financial information of the registrant’s subsidiary, NTT Data, included in the press release were prepared on the basis of accounting principles generally accepted in Japan. The financial information for the first quarter ended June 30, 2004 in the attached press release is unaudited.

The earning projections by the registrant and its subsidiaries for the fiscal year ending March 31, 2005 included in the attachment contain forward-looking statements. The registrant desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant and its subsidiaries’ actual results to differ materially from those set forth in the attachment.

Such earning projections are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the pricing of services, the effects of competition, and the success of new products, services and new businesses.

No assurance can be given that the registrant and its subsidiaries’ actual results will not vary significantly from the projected earnings.

The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
	Name:	Shigehito Katsuki
	Title:	General Manager
Department IV

Date: August 5, 2004

Outline of Consolidated Financial Results	August 5, 2004
For the First Quarter Ended June 30, 2004	[U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Address of principal executive office: Tokyo, Japan

    (URL http://www.ntt.co.jp/ir/)

Representative: Norio Wada, President

Contact: Shigehito Katsuki, Head of IR, Department 4/ TEL(03)5205-5581

Adoption of U.S. GAAP: Yes

1. Notes Related to the Preparation of the Quarterly Consolidated Financial Statements

(1)	Adoption of simplified accounting method: Yes

Income taxes are calculated using an estimated annual income tax rate based on the statutory tax rate.

(2)	Change in accounting method from the most recent fiscal year: No

(3)	Change in number of consolidated subsidiaries and affiliated companies accounted for under the equity method: Yes

Number of consolidated subsidiaries added:	1	Number of consolidated subsidiaries removed:	2

Number of companies accounted for under the equity method added:	4	Number of companies accounted for under the equity method removed:	5

2. Consolidated Financial Results for the First Quarter Ended June 30, 2004 (April 1, 2004 - June 30, 2004)

Amounts are rounded off to nearest million yen throughout this report.

(1) Consolidated Results of Operations			(Millions of yen, except per share amounts)
	Operating Revenues	Operating Income	Income (Loss) before Income Taxes	Net Income
First quarter ended June 30, 2004	2,653,962	421,958	415,681	185,844
Year ended March 31, 2004	11,095,537	1,560,321	1,527,348	643,862

	Earnings (Loss) per Share	Diluted Earnings per Share
First quarter ended June 30, 2004	11,806.29(yen)	— (yen)
Year ended March 31, 2004	40,607.65(yen)	— (yen)

Notes:	1.	Since the consolidated financial information (except Operating Revenues) for the first quarter ended June 30, 2003 was not prepared, year-on-year comparisons are not available.

		Operating Revenues for the first quarter ended June 30, 2003:	2,672,511 million yen

		Year-on-year percentage changes of Operating Revenues:	0.7% decrease

	2.	Weighted average number of shares outstanding (consolidated) for the first quarter ended June 30, 2004 and for the year ended March 31, 2004 was 15,741,100 shares and 15,855,684 shares, respectively.

(2) Consolidated Financial Position			(Millions of yen, except per share amounts)
	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
June 30, 2004	18,955,393	6,560,875	34.6%	416,800.95(yen	)
March 31, 2004	19,434,873	6,397,972	32.9%	406,447.52(yen	)

Note:	Number of shares outstanding (consolidated) as of June 30, 2004 and March 31, 2004 was 15,741,027 shares and 15,741,201 shares, respectively.

(3) Consolidated Cash Flows	(Millions of yen)

	Cash flows from Operating Activities	Cash flows from Investing Activities	Cash flows from Financing Activities	Cash and Cash Equivalents at End of Period
First quarter ended June 30, 2004	246,155	(507,505)	11,681	1,177,307
Year ended March 31, 2004	3,480,591	(2,136,810)	(1,222,531)	1,431,421

3. Consolidated Financial Results Forecasts for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

(Millions of yen)

	Operating Revenues	Income before Income Taxes	Net Income
Year ending March 31, 2005	10,900,000	1,610,000	650,000

(Reference) Expected Earnings per Share (Year ending March 31, 2005): 41,293.37 yen

Note:	Forecasts for the fiscal year ending March 31, 2005 have never been changed from those announced on May 14, 2004. With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 15.

*	Consolidated financial statements are unaudited.

1. Consolidated Balance Sheets

(Millions of yen)

	March 31, 2004	June 30, 2004	Increase (Decrease)
ASSETS

Current assets:
Cash and cash equivalents	1,431,421	1,177,307	(254,114)
Notes and accounts receivable, trade	1,813,095	1,660,272	(152,823)
Allowance for doubtful accounts	(40,317)	(40,055)	262
Inventories	238,052	280,352	42,300
Prepaid expenses and other current assets	392,169	465,881	73,712
Deferred income taxes	256,719	237,300	(19,419)
Total current assets	4,091,139	3,781,057	(310,082)

Property, plant and equipment:
Telecommunications equipment	13,770,965	13,878,487	107,522
Telecommunications service lines	12,611,662	12,667,579	55,917
Buildings and structures	5,529,986	5,589,680	59,694
Machinery, vessels and tools	1,988,176	1,958,421	(29,755)
Land	837,073	841,157	4,084
Construction in progress	339,023	333,365	(5,658)
Accumulated depreciation	(24,307,259)	(24,536,957)	(229,698)
Total property, plant and equipment	10,769,626	10,731,732	(37,894)

Investments and other assets:
Investments in affiliated companies	385,029	441,249	56,220
Marketable securities and other investments	255,768	240,539	(15,229)
Goodwill, net	281,561	286,439	4,878
Other intangibles, net	1,324,804	1,278,356	(46,448)
Other assets	649,441	575,549	(73,892)
Deferred income taxes	1,677,505	1,620,472	(57,033)
Total investments and other assets	4,574,108	4,442,604	(131,504)

TOTAL ASSETS	19,434,873	18,955,393	(479,480)

(Millions of yen)

	March 31, 2004	June 30, 2004	Increase (Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings	288,089	477,220	189,131
Current portion of long-term debt	877,448	857,139	(20,309)
Accounts payable, trade	1,404,461	1,021,410	(383,051)
Accrued payroll	546,599	328,027	(218,572)
Accrued interest	18,977	18,565	(412)
Accrued taxes on income	346,103	101,795	(244,308)
Accrued consumption tax	51,526	53,604	2,078
Advances received	59,111	68,701	9,590
Other	216,531	285,711	69,180
Total current liabilities	3,808,845	3,212,172	(596,673)

Long-term liabilities:
Long-term debt	4,756,118	4,676,249	(79,869)
Obligations under capital leases	257,811	254,366	(3,445)
Liability for employees’ severance payments	2,023,348	2,021,471	(1,877)
Other	577,591	575,096	(2,495)
Total long-term liabilities	7,614,868	7,527,182	(87,686)

Minority interest in consolidated subsidiaries	1,613,188	1,655,164	41,976

Shareholders’ equity:
Common stock	937,950	937,950	—
Additional paid-in capital	2,722,092	2,722,092	—
Retained earnings	2,710,805	2,857,748	146,943
Accumulated other comprehensive income (loss)	27,129	43,189	16,060
Treasury stock	(4)	(104)	(100)
Total shareholders’ equity	6,397,972	6,560,875	162,903

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,434,873	18,955,393	(479,480)

2. Consolidated Statements of Income

(Millions of yen)

	First quarter ended June 30, 2004	Year ended March 31, 2004
Operating revenues:
Fixed voice transmission services	751,996	3,162,185
Mobile voice transmission services	785,942	3,328,627
Data transmission services	397,072	1,519,947
Leased circuit	111,569	455,406
Sale of telecommunication equipment	172,225	713,352
System integration	192,044	863,008
Other	243,114	1,053,012
Total operating revenues	2,653,962	11,095,537

Operating expenses:
Cost of services (exclusive of items shown separately below)	535,232	2,378,275
Cost of equipment sold (exclusive of items shown separately below)	304,712	1,245,018
Cost of system integration (exclusive of items shown separately below)	117,570	522,766
Depreciation and amortization	517,565	2,197,058
Selling, general and administrative expenses	756,925	3,192,099
Total operating expenses	2,232,004	9,535,216

Operating income	421,958	1,560,321

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(23,700)	(113,358)
Interest income	6,446	26,661
Other, net	10,977	53,724
Total other income and expenses	(6,277)	(32,973)

Income (loss) before income taxes	415,681	1,527,348
Income tax expense (benefit):	164,484	603,211
Income (loss) before minority interest and equity in earnings (losses) of affiliated companies	251,197	924,137
Minority interest in consolidated subsidiaries	66,011	259,952
Equity in earnings (losses) of affiliated companies	658	(20,323)
Net income (loss)	185,844	643,862

3. Consolidated Statements of Shareholders’ Equity

	(Millions of yen)
	First quarter ended June 30, 2004	Year ended March 31, 2004
Common stock:
At beginning of period	937,950	937,950
At end of period	937,950	937,950

Additional paid-in capital:
At beginning of period	2,722,092	2,669,736
Increase in additional paid-in capital of an affiliate	—	3,087
Increase in change in interest of investee	—	49,269
At end of period	2,722,092	2,722,092

Retained earnings:
At beginning of period	2,710,805	2,246,996
Appropriations
-Cash dividends	(39,353)	(39,831)
Interim distribution
-Cash dividends	—	(39,830)
Net income (loss)	185,844	643,862
Purchase and retirement of common stock	—	(100,392)
Other	452	—
At end of period	2,857,748	2,710,805

Accumulated comprehensive income (loss):
At beginning of period	27,129	(217,083)
Other comprehensive income (loss)	16,060	244,212
At end of period	43,189	27,129

Treasury stock, at cost
At beginning of period	(4)	(4)
Net change in treasury stock	(100)	—
At end of period	(104)	(4)

Shareholders’ equity at end of period	6,560,875	6,397,972

Summary of total comprehensive income (loss):
Net income (loss)	185,844	643,862
Other comprehensive income (loss)	16,060	244,212
Comprehensive income (loss)	201,904	888,074

4. Consolidated Statements of Cash Flows

	(Millions of yen)
	First quarter ended June 30, 2004	Year ended March 31, 2004
I Cash flows from operating activities:
Net income (loss)	185,844	643,862
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation and amortization	517,565	2,197,058
Minority interest in consolidated subsidiaries	66,011	259,952
Loss on disposal of property, plant and equipment	50,736	176,394
Equity in (earnings) losses of affiliated companies	(658)	20,323
(Increase) decrease in notes and accounts receivable, trade	153,269	16,480
(Increase) decrease in inventories	(42,292)	(57,905)
(Increase) decrease in other current assets	(72,839)	109,493
Increase (decrease) in accounts payable, trade and accrued payroll	(459,653)	(24,164)
Increase (decrease) in accrued consumption tax	2,086	(26,935)
Increase (decrease) in accrued interest	(421)	(4,869)
Increase (decrease) in advances received	9,610	(6,589)
Increase (decrease) in accrued taxes on income	(244,309)	134,937
Increase (decrease) in other current liabilities	42,198	38,860
Increase (decrease) in liability for employees’ severance payments, net of deferred pension costs	3,808	(94,036)
Increase (decrease) in other long-term liabilities	(3,037)	(20,046)
Other	38,237	117,776

Net cash provided by operating activities	246,155	3,480,591

II Cash flows from investing activities:
Payments for property, plant and equipment	(504,201)	(1,765,708)
Proceeds from sale of property, plant and equipment	10,686	79,744
Payments for purchase of investments	(4,258)	(40,755)
Proceeds from sale of marketable equity securities and other investments	14,456	33,410
Acquisition of intangible and other assets	(24,188)	(443,501)

Net cash used in investing activities	(507,505)	(2,136,810)

III Cash flows from financing activities:
Proceeds from issuance of long-term debt	79,178	478,320
Payments for settlement of long-term debt	(187,258)	(1,145,167)
Dividends paid	(39,353)	(79,661)
Purchase and retirement of common stock	(100)	(100,392)
Payments for acquisition of subsidiary stocks from minority shareholders	(8,447)	(205,047)
Net increase (decrease) in short-term borrowings and other	167,661	(170,584)

Net cash provided by (used in) financing activities	11,681	(1,222,531)

IV Effect of exchange rate changes on cash and cash equivalents	(4,445)	(2,895)

V Net increase (decrease) in cash and cash equivalents	(254,114)	118,355

VI Cash and cash equivalents at beginning of period	1,431,421	1,313,066

VII Cash and cash equivalents at end of period	1,177,307	1,431,421

[Notes]

Significant Matters Pertaining to the Preparation of Consolidated Financial Statements

The consolidated financial statements of NTT have been prepared in conformity with accounting principles generally accepted in the United States of America (Accounting Principles Board Opinions, Statements of Financial Accounting Standards, etc).

1. Application of New Accounting Standard

Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity

Effective April 1, 2004, NTT Group adopted Statement of Financial Accounting Standards No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity.” This statement changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous guidance, could be classified as equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the balance sheet. Further, SFAS 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The adoption of SFAS 150 did not have an impact on the results of operations or the financial position of NTT Group.

2. Subsequent Events

On August 4, 2004, NTT DoCoMo, Inc. decided to effect a tender offer for repurchase of its own shares.

Class of shares to be repurchased	Common Stock
Tender offer period	From August 5, 2004 to August 25, 2004
Purchase price	183,000 yen per share
Number of shares planned to be purchased	2,500,000 shares
Amount of funds necessary for purchase (including fees )	600 billion yen

[Reference]

Details of “Cost of services,” “Cost of equipment sold,” “Cost of system integration” and “Selling, general and administrative expenses”

	(Millions of yen)
Details	First Quarter ended June 30, 2004	Year ended March 31, 2004
For personnel	504,083	2,114,020
For purchase of goods and services	1,095,574	4,780,494
Retirement of property, plant and equipment	57,212	219,880
Other	57,570	223,764

Total	1,714,439	7,338,158

5. Business Segments

(Consolidated)

1. Sales and operating revenues	(Millions of yen)
	First quarter ended June 30, 2004	Year ended March 31, 2004
Regional communications services
Customers	957,419	4,061,919
Intersegment	160,336	673,741

Total	1,117,755	4,735,660

Long-distance communications and international services
Customers	247,277	1,057,373
Intersegment	29,387	132,088

Total	276,664	1,189,461

Wireless services
Customers	1,215,161	5,022,576
Intersegment	5,977	25,489

Total	1,221,138	5,048,065

Data communications services
Customers	169,490	697,821
Intersegment	20,559	128,127

Total	190,049	825,948

Other
Customers	64,615	255,848
Intersegment	210,456	988,718

Total	275,071	1,244,566

Elimination of intersegment	(426,715)	(1,948,163)

Consolidated total	2,653,962	11,095,537

2. Segment profit or loss	(Millions of yen)
	First quarter ended June 30, 2004	Year ended March 31, 2004
Operating income
Regional communications services	79,414	248,395
Long-distance communications and international services	19,785	90,524
Wireless services	276,575	1,102,918
Data communications services	12,456	38,317
Other	21,813	29,115

Total	410,043	1,509,269

Elimination of intersegment	11,915	51,052

Consolidated total	421,958	1,560,321

Outline of Non-consolidated Financial Results	August 5, 2004
For the First Quarter Ended June 30, 2004	[Japanese GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Address of principal executive office: Tokyo, Japan

    (URL http://www.ntt.co.jp/ir/)

Representative: Norio Wada, President

Contact: Shigehito Katsuki, Head of IR, Department 4/ TEL (03) 5205-5581

1. Notes Related to the Preparation of the Quarterly Non-consolidated Financial Statements

(1)	Adoption of simplified accounting method: Yes

Income taxes are calculated using an estimated annual income tax rate based on the statutory tax rate.

(2)	Change in accounting method from the most recent fiscal year: No

2. Non-consolidated Financial Results for the First Quarter Ended June 30, 2004 (April 1, 2004 - June 30, 2004)

Amounts are rounded off to nearest million yen throughout this report.

(1) Non-consolidated Results of Operations		(Millions of yen, except per share amounts)
	Operating Revenues	Operating Income	Recurring Profit
First quarter ended June 30, 2004	156,583	123,611	126,094
Year ended March 31, 2004	258,104	71,862	78,664

	Net Income	Earnings per Share
First quarter ended June 30, 2004	120,834	7,676.39(yen)
Year ended March 31, 2004	240,306	15,150.87(yen)

Notes:	1.	Since the non-consolidated financial information (except Operating Revenues) for the first quarter ended June 30, 2003 was not prepared, year-on-year comparisons are not available.
		Operating Revenues for the first quarter ended June 30, 2003:	98,408 million yen

		Year-on-year percentage changes of Operating Revenues:	59.1% increase

	2.	Weighted average number of shares outstanding (non-consolidated) for the first quarter ended June 30, 2004 and for the year ended March 31, 2004 was 15,741,100 shares and 15,855,684 shares, respectively.

(2) Non-consolidated Financial Position		(Millions of yen, except per share amounts)
	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
June 30, 2004	8,715,093	5,249,103	60.2%	333,466.39(yen	)
March 31, 2004	8,616,756	5,167,876	60.0%	328,297.58(yen	)

Note:	Number of shares outstanding (non-consolidated) as of June 30, 2004 and March 31, 2004 was 15,741,027 shares and 15,741,201 shares, respectively.

3. Non-consolidated Financial Results Forecasts for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

		(Millions of yen)
	Operating Revenues	Recurring Profit	Net Income
Year ending March 31, 2005	330,000	152,000	149,000

(Reference) Expected Earnings per Share (Year ending March 31, 2005): 9,465.71 yen
Note:	Forecasts for the fiscal year ending March 31, 2005 have never been changed from those announced on May 14, 2004. With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 15.

* Non-consolidated financial statements are unaudited.

1. Non-Consolidated Balance Sheets

	(Millions of yen)
	March 31, 2004	June 30, 2004	Increase (Decrease)
ASSETS
Current assets:
Cash and bank deposits	29,907	81,057	51,149
Accounts receivable, trade	1,705	1,113	(591)
Supplies	240	223	(17)
Short-term loan receivable	475,058	542,864	67,806
Other current assets	171,527	189,787	18,259
Total current assets	678,439	815,045	136,606

Fixed assets:
Property, plant and equipment	221,591	219,452	(2,138)
Intangible fixed assets	24,755	21,159	(3,596)
Investments and other assets
Investment securities	4,806,800	4,806,746	(53)
Long-term loan receivable to subsidiaries	2,827,125	2,794,059	(33,065)
Other investments	57,883	57,925	41
Total investments and other assets	7,691,809	7,658,731	(33,077)
Total fixed assets	7,938,156	7,899,343	(38,812)

Deferred assets	160	704	543

TOTAL ASSETS	8,616,756	8,715,093	98,337

	(Millions of yen)
	March 31, 2004	June 30, 2004	Increase (Decrease)
LIABILITIES

Current liabilities:
Accounts payable, trade	1,914	235	(1,678)
Current portion of corporate bonds	200,000	203,536	3,536
Current portion of long-term borrowings	286,896	352,988	66,092
Accrued taxes on income	—	1,870	1,870
Other current liabilities	132,374	114,150	(18,223)
Total current liabilities	621,185	672,781	51,595

Long-term liabilities:
Corporate bonds	1,639,563	1,693,977	54,414
Long-term borrowings	1,158,215	1,070,735	(87,479)
Liability for employees’ severance payments	29,493	28,079	(1,414)
Other long-term liabilities	420	416	(4)
Total long-term liabilities	2,827,693	2,793,209	(34,484)

TOTAL LIABILITIES	3,448,879	3,465,990	17,111

SHAREHOLDERS’ EQUITY

Common stock	937,950	937,950	—

Capital surplus
Additional paid-in capital	2,672,826	2,672,826	—
Total capital surplus	2,672,826	2,672,826	—

Earned surplus
Legal reserve	135,333	135,333	—
Voluntary reserve
Reserve for special depreciation	5,551	2,394	(3,157)
Other reserve	1,131,000	1,131,000	—
Unappropriated retained earnings for the period	279,323	363,883	84,560
Total earned surplus	1,551,207	1,632,610	81,402

Net unrealized gains (losses) on securities	5,897	5,821	(76)
Treasury stock	(4)	(104)	(100)

TOTAL SHAREHOLDERS’ EQUITY	5,167,876	5,249,103	81,226

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,616,756	8,715,093	98,337

2. Non-Consolidated Statements of Income

	(Millions of yen)
	First quarter ended June 30, 2004	Year ended March 31, 2004
Operating revenues	156,583	258,104
Operating expenses	32,972	186,241
Operating income	123,611	71,862

Non-operating revenues:	17,904	74,259
Interest income	12,923	56,767
Lease income	3,428	13,974
Miscellaneous income	1,552	3,517
Non-operating expenses:	15,420	67,457
Interest expenses	4,465	19,982
Corporate bond interest expenses	9,156	39,535
Miscellaneous expenses	1,798	7,939
Recurring profit	126,094	78,664

Special profits	—	189,572
Special losses	—	12,143
Income before Income taxes	126,094	256,093
Corporation, inhabitant, and enterprise taxes	5,260	(913)
Deferred tax expenses (benefits)	—	16,700
Net income	120,834	240,306
Unappropriated retained earnings brought forward	243,048	179,238
Retirement of treasury stock	—	100,391
Interim dividends	—	39,830
Unappropriated retained earnings for the period	363,883	279,323

(Reference) Major components of operating revenues
Dividends received	113,320	71,577
Revenues from Group management	5,232	20,983
Revenues from basic R&D	34,808	146,867

3. Non-Consolidated Statements of Cash Flows

(Millions of yen)

		First quarter ended June 30, 2004	Year ended March 31, 2004
I	Cash flows from operating activities:

	Income before income taxes	126,094	256,093
	Depreciation and amortization	8,642	43,732
	Loss on disposal of property, plant and equipment	94	2,281
	Dividends received	(113,320)	(71,577)
	Increase (decrease) in liability for employees’ severance payments	(1,414)	(529)
	(Increase) decrease in accounts receivable	7,365	21,565
	Increase (decrease) in accounts payable and accrued expenses	(22,481)	(33,014)
	Increase (decrease) in accrued consumption tax	471	(123)
	Other	(17,756)	(175,814)

	Sub-total	(12,304)	42,611
	Interest and dividends received	125,787	130,176
	Interest paid	(12,667)	(61,378)
	Income taxes received (paid)	—	(115,525)

	Net cash provided by (used in) operating activities	100,815	(4,116)

II	Cash flows from investing activities:
	Payments for property, plant and equipment	(6,413)	(23,068)
	Proceeds from sale of property, plant and equipment	—	553
	Acquisition of investments	(75)	(29,801)
	Proceeds from sale of investments	—	190,718
	Payments for long-term loans	(74,593)	(229,541)
	Proceeds from long-term loans receivable	40,202	660,250
	Other	1,010	(4,964)

	Net cash provided by (used in) investing activities	(39,869)	564,146

III	Cash flows from financing activities:
	Proceeds from issuance of long-term debt	74,036	221,291
	Payments for settlement of long-term debt	(39,380)	(607,264)
	Dividends paid	(39,353)	(79,661)
	Purchase and retirement of common stock	(100)	(100,391)

	Net cash provided by (used in) financing activities	(4,797)	(566,025)

IV	Net increase (decrease) in cash and cash equivalents	56,149	(5,995)

V	Cash and cash equivalents at beginning of period	59,907	65,903

VI	Cash and cash equivalents at end of period	116,057	59,907

[Note]

The forward-looking statements and projected figures on the future performance of NTT contained in this financial report are based on the judgments, evaluations, recognition of facts, and formulation of plans by the current management of NTT based on the information at their disposal. The projected figures in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been ascertained and acknowledged accurately. In view of the element of uncertainty inherent in future projections, the possibility of fluctuations in its future business operations, the state of the economy in Japan and abroad, stock markets, and other circumstances, NTT’s actual results could differ materially from the projected figures contained in this report.

Nippon Telegraph and Telephone Corporation

August 5, 2004

Consolidated Financial Results for the First Quarter ended June 30, 2004

April 1, 2004 - June 30, 2004

Consolidated Results of Operations

(Billions of Yen)

Details	First quarter ended June 30, 2004 <U.S. GAAP>	Year ended March 31, 2004 <U.S. GAAP>
Operating Revenues	2,654.0	11,095.5
Operating Expenses	2,232.0	9,535.2

Operating Income	422.0	1,560.3
Other Income (Expenses), Net	(6.3)	(33.0)

Income before Income Taxes	415.7	1,527.3
Income Taxes	164.5	603.2
Minority Interests in Earnings of Consolidated Subsidiaries	66.0	260.0
Equity in Net Earnings (Losses) of Affiliates	0.7	(20.3)

Net Income (Loss)	185.8	643.9

Notes:	1.	NTT’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).
	2.	Year-on-year increase (decrease) and percentage changes of operating revenues is (18.5) billion yen and (0.7%), respectively.
	3.	Number of consolidated subisidiaries as of June 30, 2004 is 346.

Operating Performance of NTT and Its Major Subsidiaries

(Billions of Yen)

Details	NTT (Holding Company) <JPN GAAP> Non-Consolidated	NTT East <JPN GAAP> Non-Consolidated	NTT West <JPN GAAP> Non-Consolidated	NTT Communications <JPN GAAP> Non-Consolidated	NTT DATA <JPN GAAP> Consolidated	NTT DoCoMo <U.S. GAAP> Consolidated

Operating Revenues	156.5	*531.3	**522.8	257.1	195.0	1,221.1
Change from previous year	58.1	(22.9)	(12.6)	(5.7)	28.5	(31.2)
% Change	59.1	(4.1)	(2.4)	(2.2)	17.2	(2.5)
Operating Income	123.6	23.4	23.2	24.9	11.0	276.6
Recurring Profit	126.0	27.2	25.5	25.4	11.4	***276.9
Net Income (Loss)	120.8	16.1	15.3	15.0	7.4	170.4

Notes	*	NTT East’s “Operating Revenues” include 4.3 billion yen in an expected settlement of interconnection charges based on the LRIC methodology, which is not included in the corresponding previous quarter.
	**	NTT West’s “Operating Revenues” include 3.7 billion yen in an expected settlement of interconnection charges based on the LRIC methodology, which is not included in the corresponding previous quarter and 4.4 billion yen in a subsidy from NTT East to NTT West.
	***	NTT DoCoMo’s “Recurring Profit” represents its “Income before Income Taxes.”

Consolidated Financial Results Forecasts for the Year Ending March 31, 2005

(Billions of Yen)

Details	Operating Revenues	Operating Income	Income before Income Taxes	Net Income
Year ending March 31, 2005	10,900	1,180	1,610	650

Note: Forecasts for the fiscal year ending March 31, 2005 have never been changed from those announced on May 14, 2004.

(Reference)

Number of Subscribers of Major Services	(thousands)

Details	June 30, 2004	March 31, 2004	Increase (Decrease)	Percent Increase (Decrease)
Telephone + INS-Net	59,952	60,072	(121)	(0.2)%
Telephone Subscriber Lines	51,010	50,938	72	0.1%
INS-Net Subscriber Lines	8,941	9,135	(193)	(2.1)%
FLET’S ADSL	4,447	4,089	358	8.8%
B-FLET’S	1,029	840	189	22.4%
Cellular	46,408	45,927	481	1.0%
FOMA*	4,583	3,045	1,538	50.5%
i-mode	41,723	41,077	646	1.6%
FOMA*	4,526	2,997	1,529	51.0%

Notes:	1.	“Number of Telephone Subscriber Lines” is the total of individual lines and central station lines.
	2.	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.
	*	Partial listing only.

The forward-looking statements and projected figures on the future performance of NTT contained in this financial report are based on the judgments, evaluations, recognition of facts, and formulation of plans by the current management of NTT based on the information at their disposal. The projected figures in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been ascertained and acknowledged accurately. In view of the element of uncertainty inherent in future projections, the possibility of fluctuations in its future business operations, the state of the economy in Japan and abroad, stock markets, and other circumstances, NTT’s actual results could differ materially from the projected figures contained in this report.

August 5, 2004

FOR IMMEDIATE RELEASE

Financial Statements for the First Quarter Ended June 30, 2004

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the First Quarter ended June 30, 2004 are presented in the following attachments.

(Attachments)

1.	Non-consolidated Balance Sheets
2.	Non-consolidated Statements of Income
3.	Business Results (Non-consolidated Operating Revenues)
4.	Non-consolidated Statements of Cash Flows

Inquiries:

Hiroshi Niitsu and Kenkichi Nakata

Accounting Section, Finance Division

NTT East

Tel: (03) 5359-3331

E-mail: kessan@sinoa.east.ntt.co.jp

Attachment 1

NON-CONSOLIDATED BALANCE SHEETS

(Based on accounting principles generally accepted in Japan)

	March 31, 2004	June 30, 2004
	Millions of Yen	Millions of Yen		* Millions of US$
ASSETS

FIXED ASSETS	3,664,084		3,643,871	33,739
CURRENT ASSETS	642,633		549,401	5,087

TOTAL ASSETS	4,306,718		4,193,272	38,826

LIABILITIES

LONG-TERM LIABILITIES:
Long-term debt	1,010,103		1,012,003	9,370
Liability for employees’ severance payments	728,580		721,547	6,680
Other	6,207		6,059	56
Total long-term liabilities	1,744,890		1,739,611	16,107

CURRENT LIABILITIES:
Current portion of long-term debt	95,559		107,294	993
Accounts payable, trade	170,463		81,329	753
Accounts payable, other	324,058		220,793	2,044
Accrued taxes on income	146	**	4,190	38
Other	77,950		162,680	1,506
Total current liabilities	668,178		576,289	5,336

TOTAL LIABILITIES	2,413,069		2,315,900	21,443

SHAREHOLDERS’ EQUITY

Common stock	335,000		335,000	3,101
Additional paid-in capital	1,499,726		1,499,726	13,886
Unappropriated retained earnings for the period	57,985		41,604	385

Net unrealized gains (losses) on securities	936		1,041	9

TOTAL SHAREHOLDERS’ EQUITY	1,893,648		1,877,372	17,383

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,306,718		4,193,272	38,826

Note:	*	Yen amounts have been translated, for convenience only, at ¥108=US$1.00, the approximate exchange rate on June 30, 2004. Fractions are rounded down.
	**	The Company participates in a consolidated tax return system, which is adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan, but did not calculate income taxes on a consolidated basis in this quarter.

Attachment 2

NON-CONSOLIDATED STATEMENTS OF INCOME

(Based on accounting principles generally accepted in Japan)

	Year Ended March 31, 2004	First Quarter Ended June 30, 2004
	Millions of Yen	Millions of Yen		* Millions of US$
OPERATING REVENUES	2,267,184		531,397	4,920
OPERATING EXPENSES	2,180,778		507,923	4,702
OPERATING INCOME	86,406		23,473	217
NON-OPERATING REVENUES	61,277		14,016	129
NON-OPERATING EXPENSES	49,830		10,202	94
RECURRING PROFIT	97,853		27,287	252
SPECIAL PROFITS	9,305		1,967	18
SPECIAL LOSSES	6,736		1,684	15
INCOME BEFORE INCOME TAXES	100,422		27,570	255
CORPORATION, INHABITANT, AND ENTERPRISE TAXES	16,237	**	11,400	105
DEFERRED TAX EXPENSES (BENEFITS)	26,200	**	—	—
NET INCOME	57,985		16,170	149

Note:	*	Yen amounts have been translated, for convenience only, at ¥108=US$1.00, the approximate exchange rate on June 30, 2004. Fractions are rounded down.
	**	The Company participates in a consolidated tax return system, which is adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan, but did not calculate income taxes on a consolidated basis in this quarter.

Attachment 3

BUSINESS RESULTS (NON-CONSOLIDATED OPERATING REVENUES)

(Based on accounting principles generally accepted in Japan)

(Millions of Yen)

Services	First Quarter Ended June 30, 2004	Year Ended March 31, 2004
Voice Transmission Services	358,978	1,506,971
Major Items:
ISDN Services	96,990	424,385
Data Transmission Services	26,067	86,168
Leased Circuit Services	78,230	313,333
Telegram Services	7,438	30,992
Other Services	28,618	165,346
Telecommunications Total Revenues	499,333	2,102,812

Related Business Total Revenues	32,064	164,371

Total Operating Revenues	531,397	2,267,184

Note:	Fractions are rounded down.

Attachment 4

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

(Based on accounting principles generally accepted in Japan)

	Year Ended March 31, 2004	First Quarter Ended June 30, 2004
	Millions of Yen	Millions of Yen	* Millions of US$
Cash flows from operating activities:
Income before income taxes	100,422	27,570	255
Depreciation and amortization	465,913	114,746	1,062
Loss on disposal of property, plant and equipment	45,879	9,840	91
Increase (decrease) in liability for employees’ severance payments	(63,293)	(7,032)	(65)
(Increase) decrease in accounts receivable	5,654	25,025	231
Increase (decrease) in accounts payable and accrued expenses	(7,316)	(184,304)	(1,706)
Increase (decrease) in accrued consumption tax	1,332	4,837	44
Other	(48,441)	(13,703)	(126)

Sub-total	500,151	(23,018)	(213)

Interest and dividends received	1,216	145	1
Interest paid	(20,919)	(3,463)	(32)
Income taxes received (paid)	57,412	(145)	(1)

Net cash provided by (used in) operating activities	537,861	(26,482)	(245)

Cash flows from investing activities:
Payments for property, plant and equipment	(377,906)	(113,940)	(1,055)
Acquisition of investments	(1,564)	(29)	(0)
Other	(1,313)	396	3

Net cash provided by (used in) investing activities	(380,784)	(113,573)	(1,051)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	10,000	17,950	166
Payments for settlement of long-term debt	(143,373)	(4,313)	(39)
Dividends paid	(3,035)	(32,495)	(300)
Other	(55,000)	73,100	676

Net cash provided by (used in) financing activities	(191,408)	54,241	502

Net increase (decrease) in cash and cash equivalents	(34,331)	(85,815)	(794)
Cash and cash equivalents at beginning of period	220,619	186,287	1,724

Cash and cash equivalents at end of period	186,287	100,472	930

Note:	*	Yen amounts have been translated, for convenience only, at ¥108=US$1.00, the approximate exchange rate on June 30, 2004. Fractions are rounded down.

August 5, 2004

FOR IMMEDIATE RELEASE

Financial Statements for the First Quarter Ended June 30, 2004

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the First Quarter ended June 30, 2004 are presented in the following attachments.

(Attachments)

1. Non-consolidated Balance Sheets

2. Non-consolidated Statements of Income

3. Business Results (Non-consolidated Operating Revenues)

4. Non-consolidated Statements of Cash Flows

Inquiries:

Mr. Shigehiko Yamagami or Mr. Kazunori Oonishi

Accounting Section, Finance Division

NTT West

Tel: 06-4793-3141

E-mail: kessan-info@west.ntt.co.jp

Attachment 1

NON-CONSOLIDATED BALANCE SHEETS

(Based on accounting principles generally accepted in Japan)

	March 31, 2004	June 30, 2004
	Millions of Yen	Millions of Yen		* Millions of US$
Assets

Fixed assets	3,595,293		3,553,625	32,903
Current assets	630,525		618,673	5,728

Total assets	4,225,819		4,172,299	38,632

Liabilities

Long-term liabilities:
Long-term debt	1,065,285		1,050,938	9,730
Liability for employees’ severance payments	790,436		782,080	7,241
Other	9,945		9,858	91
Total long-term liabilities	1,865,667		1,842,877	17,063

Current liabilities:
Current portion of long-term debt	276,201		306,811	2,840
Accounts payable, trade	137,748		91,314	845
Accounts payable, other	288,992		160,690	1,487
Accrued taxes on income	186	**	3,961	36
Other	112,095		241,649	2,237
Total current liabilities	815,225		804,426	7,448

Total liabilities	2,680,893		2,647,304	24,512

Shareholders’ equity

Common stock	312,000		312,000	2,888
Additional paid-in capital	1,170,054		1,170,054	10,833
Unappropriated retained earnings for the period	62,109		42,896	397

Net unrealized gains (losses) on securities	762		44	0

Total shareholders’ equity	1,544,926		1,524,995	14,120

Total liabilities and shareholders’ equity	4,225,819		4,172,299	38,632

Note:	*	Yen amounts have been translated, for convenience only, at ¥ 108 =US$1.00, the approximate exchange rate on June 30, 2004. Fractions are rounded down.
	**	The Company participates in a consolidated tax return system, which is adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan, but did not calculate income taxes on a consolidated basis in this quarter.

Attachment 2

NON-CONSOLIDATED STATEMENTS OF INCOME

(Based on accounting principles generally accepted in Japan)

	Year ended March 31, 2004	First quarter ended June 30, 2004
	Millions of Yen	Millions of Yen		* Millions of US$
Operating revenues	2,166,852		522,823	4,840
Operating expenses	2,080,163		499,612	4,626
Operating income	86,688		23,211	214
Non-operating revenues	54,910		13,252	122
Non-operating expenses	51,038		10,937	101
Recurring profit	90,560		25,526	236
Special profits	15,001		2,392	22
Special losses	7,181		1,795	16
Income before income taxes	98,381		26,123	241
Corporation, inhabitant, and enterprise taxes	(52,421)	**	10,800	100
Deferred tax expenses (benefits)	89,300	**	—	—
Net income	61,502		15,323	141

Note:	*	Yen amounts have been translated, for convenience only, at ¥108=US$1.00, the approximate exchange rate on June 30, 2004. Fractions are rounded down.
	**	The Company participates in a consolidated tax return system, which is adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan, but did not calculate income taxes on a consolidated basis in this quarter.

Attachment 3

BUSINESS RESULTS (NON-CONSOLIDATED OPERATING REVENUES)

(Based on accounting principles generally accepted in Japan)

	(Millions of Yen)
Services	First quarter ended June 30, 2004	Year Ended March 31, 2004
Voice transmission services	350,018	1,465,834
Major items:
ISDN services	88,897	387,989
Data transmission services	20,052	65,104
Leased circuit services	68,708	269,294
Telegram services	8,220	33,421
Other services	42,525	164,196

Telecommunications total revenues	489,525	1,997,852

Related business total revenues	33,298	169,000

Total operating revenues	522,823	2,166,852

Note: Fractions are rounded down.

Attachment 4

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

(Based on accounting principles generally accepted in Japan)

	Year ended March 31, 2004	First quarter ended June 30, 2004
	Millions of Yen	Millions of Yen	*Millions of US$
Cash flows from operating activities:
Income before income taxes	98,381	26,123	241
Depreciation and amortization	460,027	109,896	1,017
Loss on disposal of property, plant and equipment	35,576	10,819	100
Increase (decrease) in liability for employees’ severance payments	(74,174)	(8,356)	(77)
(Increase) decrease in accounts receivable	(17,431)	37,860	350
Increase (decrease) in accounts payable, and accrued expenses	(9,252)	(175,504)	(1,625)
Increase (decrease) in accrued consumption tax	2,652	4,015	37
Other	16,907	(1,363)	(12)

Sub-total	512,687	3,490	32

Interest and dividends received	716	92	0
Interest paid	(22,421)	(4,970)	(46)
Income taxes received (paid)	69,813	(185)	(1)

Net cash provided by (used in) operating activities	560,795	(1,572)	(14)

Cash flows from investing activities:
Payments for property, plant and equipment	(409,205)	(98,845)	(915)
Acquisition of investments	(806)	(2,280)	(21)
Other	23,640	3,837	35

Net cash provided by (used in) investing activities	(386,371)	(97,287)	(900)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	200,000	50,000	462
Payments for settlement of long-term debt	(417,656)	(33,737)	(312)
Dividends paid	(18,769)	(34,494)	(319)
Other	40,000	120,000	1,111

Net cash provided by (used in) financing activities	(196,426)	101,767	942

Net increase (decrease) in cash and cash equivalents	(22,001)	2,907	26
Cash and cash equivalents at beginning of period	140,808	118,806	1,100

Cash and cash equivalents at end of period	118,806	121,713	1,126

Note:	*	Yen amounts have been translated, for convenience only, at ¥108=US$1.00, the approximate exchange rate on June 30, 2004. Fractions are rounded down.

August 5, 2004

NTT Com Announces Financial Results for First Quarter Ended June 30, 2004

TOKYO, JAPAN — NTT Communications (NTT Com) announced today its fiscal results for the quarter ended June 30, 2004. Please see the following attachments for further details:

1.  Non-consolidated Balance Sheets

2.  Non-consolidated Statements of Income

3.  Non-consolidated Statements of Cash Flows

(Reference)  Business Results (Non-consolidated Operating Revenues)

#  #  #

About NTT Com

NTT Communications is the long-distance and international communications subsidiary of Nippon Telegraph and Telephone Corporation (NTT), one of the world’s largest telecommunications companies. The NTT Com group is recognized as one of the top IP service providers worldwide, offering world-class IP services under the NTT/VERIO brand together with Verio Inc., its U.S.-based wholly-owned subsidiary. NTT Com also offers Arcstar-brand global services for managed data and multimedia services. The company has garnered several awards for outstanding performance and customer service, including “Best Carrier - Asia Pacific” in 2002. For more information, please visit www.ntt.com.

For more information

(Mr.) Noboru Takeuchi or (Mr.) Makoto Inoue

Accounts and Finance Department, NTT Communications

Tel. +81 3 6700 4311

Attachment 1

NON-CONSOLIDATED BALANCE SHEETS

(Based on accounting principles generally accepted in Japan)

	March 31, 2004	June 30, 2004
	Millions of Yen	Millions of Yen		* Millions of US$
ASSETS

Fixed assets	1,244,658		1,229,051	11,380
Current assets	284,554		273,409	2,531

Total assets	1,529,213		1,502,461	13,911

LIABILITIES

Long-term liabilities:
Long-term debt	751,736		731,116	6,769
Liability for employees’ severance payments	74,416		73,890	684
Other	4,333		4,371	40
Total long-term liabilities	830,486		809,378	7,494

Current liabilities:
Current portion of long-term debt	98,297		124,758	1,155
Accounts payable, trade	47,252		32,586	301
Short-term borrowings	3,382		—	—
Accounts payable, other	146,704		112,528	1,041
Accrued taxes on income	—	**	3,590	33
Other	28,276		30,776	284
Total current liabilities	323,913		304,239	2,817

Total liabilities	1,154,399		1,113,617	10,311

SHAREHOLDERS’ EQUITY
Common stock	211,650		211,650	1,959
Additional paid-in capital	119,149		119,149	1,103
Unappropriated retained earnings for the period	25,485		31,701	293

Net unrealized gains (losses) on securities	18,529		26,343	243

Total shareholders’ equity	374,813		388,843	3,600

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,529,213		1,502,461	13,911

Note:	*	Yen amounts have been translated, for convenience only, at ¥108=US$1.00, the approximate exchange rate on June 30, 2004. Fractions are rounded down.
	**	The Company participates in a consolidated tax return system, which is adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan, but did not calculate income taxes on a consolidated basis in this quarter.

Attachment 2

NON-CONSOLIDATED STATEMENTS OF INCOME

(Based on accounting principles generally accepted in Japan)

	Year Ended March 31, 2004	First Quarter Ended June 30, 2004
	Millions of Yen	Millions of Yen		* Millions of US$
Operating revenues	1,106,603		257,151	2,381
Operating expenses	990,386		232,228	2,150
Operating income	116,216		24,922	230
Non-operating revenues	26,527		7,961	73
Non-operating expenses	29,710		7,401	68
Recurring profit	113,034		25,482	235
Special losses	50,460		—	—
Income before income taxes	62,573		25,482	235
Corporation, inhabitant, and enterprise taxes	(1,610)	**	10,400	96
Deferred tax expenses (benefits)	40,000	**	—	—
Net income	24,183		15,082	139

Note:	*	Yen amounts have been translated, for convenience only, at ¥108=US$1.00, the approximate exchange rate on June 30, 2004. Fractions are rounded down.
	**	The Company participates in a consolidated tax return system, which is adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan, but did not calculate income taxes on a consolidated basis in this quarter.

Attachment 3

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

(Based on accounting principles generally accepted in Japan)

	Year Ended March 31, 2004	First Quarter Ended June 30, 2004
	Millions of Yen	Millions of Yen	* Millions of US$
Cash Flows from Operating Activities:
Income before income taxes	62,573	25,482	235
Depreciation and amortization	120,082	30,387	281
Loss on disposal of property, plant and equipment	14,975	746	6
Increase (decrease) in loan-loss reserves	88	57	0
Increase (decrease) in liability for employees’ severance payments	586	(526)	(4)
Evaluation losses on shares of affiliated companies	50,460	—	—
(Increase) decrease in accounts receivable	11,542	37,798	349
Increase (decrease) in accounts payable, trade and accrued expenses	18,010	(44,305)	(410)
Increase (decrease) in accrued consumption tax	(5,531)	2,425	22
Other	11,966	(4,020)	(37)

Sub-total	284,754	48,045	444

Interest and dividends received	1,561	1,238	11
Interest paid	(15,322)	(4,048)	(37)
Income taxes received (paid)	(28,770)	—	—

Net cash provided by (used in) operating activities	242,223	45,235	418

Cash Flows from Investing Activities:
Payments for property, plant and equipment	(120,774)	(41,184)	(381)
Acquisition of investments	(860)	—	—
(Increase) decrease in short-term loan	(163)	—	—
Other	(16,921)	(4,627)	(42)

Net cash provided by (used in) investing activities	(138,719)	(45,811)	(424)

Cash Flows from Financing Activities:
Proceeds from issuance of long-term debt	19,541	6,643	61
Payments for settlement of long-term debt	(99,220)	(2,150)	(19)
Increase (decrease) in short-term borrowings	(4,911)	(3,382)	(31)
Dividends paid	(12,246)	(8,811)	(81)

Net cash provided by (used in) financing activities	(96,837)	(7,700)	(71)

Effect of exchange rate changes on cash and cash equivalents	(246)	(11)	(0)

Net increase (decrease) in cash and cash equivalents	6,419	(8,287)	(76)
Cash and cash equivalents at beginning of period	59,024	65,444	605

Cash and cash equivalents at end of period	65,444	57,156	529

Note:	*	Yen amounts have been translated, for convenience only, at ¥108=US$1.00, the approximate exchange rate on June 30, 2004. Fractions are rounded down.

(Reference)

BUSINESS RESULTS (NON-CONSOLIDATED OPERATING REVENUES)

(Based on accounting principles generally accepted in Japan)

(Millions of Yen)

Services	First Quarter Ended June 30, 2004	Year Ended March 31, 2004
Voice transmission services	113,764	482,638
Data transmission services	83,933	309,181
Leased circuit services	35,461	168,497
Other services	6,171	9,826
Telecommunications total revenues	239,332	970,143

Related business total revenues	17,818	136,459

Total operating revenues	257,151	1,106,603

Note: Fractions are rounded down.

August 5, 2004

Nippon Telegraph and Telephone Corporation

Supplementary data for

First Quarter ended June 30, 2004

The forecasts included herein are forward-looking statements about the future performance of NTT which are based on the assumptions, estimates, judgments, projections and beliefs of the management of NTT in light of the information currently available to it. The projected numbers in this release were derived using certain assumptions that are indispensable for making projections in addition to facts that have been ascertained in the past and recognized accurately. Risks and uncertainties inherent in future projections, NTT’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets and other changes in circumstances could cause NTT’s actual results to differ materially from the projected figures.

1. Subscribers					(thousands )
	A	B		C
	As of March 31, 2004	As of June 30, 2004		As of March 31, 2005 (Forecast)
			Change B-A		Change C-A
Telephone Subscriber Line	50,938	51,010	72	51,024	86
NTT East	25,264	25,302	38	25,317	53
NTT West	25,674	25,708	34	25,707	33
INS-Net	9,135	8,941	(193)	8,270	(865)
NTT East	4,756	4,658	(98)	4,340	(415)
NTT West	4,378	4,283	(95)	3,930	(448)
INS-Net 64	8,554	8,364	(190)	7,693	(861)
NTT East	4,391	4,295	(96)	3,975	(416)
NTT West	4,162	4,069	(94)	3,717	(445)
INS-Net 1500	58	58	(0)	58	(0)
NTT East	36	36	(0)	36	0
NTT West	22	21	(0)	21	(0)
Telephone Subscriber Line + INS-Net	60,072	59,952	(121)	59,294	(778)
NTT East	30,020	29,960	(60)	29,657	(363)
NTT West	30,053	29,991	(61)	29,637	(415)
FLET’S ISDN	980	923	(57)	723	(257)
NTT East	514	488	(26)	364	(150)
NTT West	466	435	(30)	359	(107)
FLET’S ADSL	4,089	4,447	358	5,489	1,400
NTT East	2,283	2,479	196	2,983	700
NTT West	1,806	1,968	162	2,506	700
B FLET’S	840	1,029	189	2,040	1,200
NTT East	426	528	102	1,026	600
NTT West	414	501	87	1,014	600
Conventional Leased Circuit	514	499	(15)	447	(67)
NTT East	267	259	(7)	236	(31)
NTT West	247	239	(8)	211	(36)
High Speed Digital	462	443	(19)	363	(99)
NTT East	249	239	(10)	205	(43)
NTT West	213	204	(9)	158	(55)
NTT Group Major ISP	6,167	6,379	212	6,900	733
OCN*	4,118	4,257	139	4,500	382
Plala*	1,750	1,820	70	2,080	330
Cellular	45,927	46,408	481	47,700	1,773
FOMA*	3,045	4,583	1,538	10,600	7,555
i-mode	41,077	41,723	646	43,400	2,323
FOMA*	2,997	4,526	1,529	—	—
PHS	1,592	1,537	(55)	1,370	(222)

Notes :	1	“Number of Telephone Subscriber Lines” is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).
	2	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.
	3	NTT Group Major ISP includes WAKWAK, InfoSphere, and Dreamnet besides OCN and Plala.
	*	Partial listing only.

2. Employees

	A	B	C
	As of March 31, 2004	As of June 30, 2004	As of March 31, 2005 (Forecast)
NTT Consolidated	205,300	216,800	203,400
Core Group Companies
NTT (Holding)	3,050	2,900	2,850
NTT East	14,900	15,100	14,350
NTT West	13,750	13,950	12,950
NTT Communications	7,700	7,850	7,700
NTT DATA (Consolidated)	17,400	18,900	18,600
NTT DoCoMo (Consolidated)	21,250	22,050	21,450
(Reference) “Outsourcing Companies”
East Outsourcing Companies	48,300	48,750	46,200
West Outsourcing Companies	52,550	53,300	50,600

Notes :	1	Figures for NTT Consolidated do not include the number of employees who retired/are retiring at the end of fiscal year and rehired/are rehiring at the beginning of next fiscal year.
	2	Figures for East Outsourcing Companies and West Outsourcing Companies include figures for companies in the facilities and equipment field, management and marketing field and administrative field. Figures for those companies include the number of employees who retired at the end of fiscal year and rehired at the beginning of next fiscal year, as described below:
		- At the end of fiscal year ended March 31, 2004 (East Outsourcing Companies: 3,100 employees, West Outsourcing Companies: 3,300 employees)
		- At the end of fiscal year ending March 31, 2005 (East Outsourcing Companies: 2,500 employees, West Outsourcing Companies: 2,550 employees)

3. Capital Investment			(billions of yen	)
	A	B	C
	Fiscal year ended March 31, 2004	1st Quarter ended June 30, 2004	Fiscal year ending March 31, 2005 (Forcast)
NTT Consolidated	2,013.6	419.5	2,000.0
Core Group Companies
NTT (Holding)	18.9	2.6	19.0
NTT East	377.8	83.9	410.0
NTT West	397.6	79.2	390.0
NTT Communications	124.8	24.1	120.0
NTT DATA (Consolidated)	148.9	18.5	113.0
NTT DoCoMo (Consolidated)	805.5	187.6	796.0

Note :	Figures for capital investment are the accrual-based amounts required for acquisition of fixed assets and intangibles. The differences from the figures for “Payments for property, plant and equipment” and “Acquisition of intangible and other assets” in the consolidated statements of cash flows are as described in reconciliation below.

		(billions of yen )
	A Fiscal year ended March 31, 2004	B 1st Quarter ended June 30, 2004
NTT Group Consolidated	2,013.6	419.5
Payments for property, plant and equipment	1,765.7	504.2
Acquisition of intangible and other assets	443.5	24.2
Other differences	(195.6)	(108.9)
NTT DoCoMo Consolidated	805.5	187.6
Payments for property, plant and equipment	625.3	195.2
Acquisition of intangible and other assets	177.6	56.8
Other differences	2.6	(64.4)

4-1. Financial Results and Projections of Core Group Companies					(billions of yen	)
	A	B		C	(reference)
	Fiscal year ended March 31, 2004	1st Quarter ended June 30, 2004		Fiscal year ending March 31, 2005 (Forecast)	1st Quarter ended June 30, 2003
			progress B/C
NTT (Holding) (JPN GAAP)
Operating Revenues	258.1	156.5	47.4%	330.0	98.4
Operating Expenses	186.2	32.9	17.8%	185.0	—
Operating Income	71.8	123.6	85.2%	145.0	—
Non-Operating Income	74.2	17.9	26.3%	68.0	—
Non-Operating Expenses	67.4	15.4	25.3%	61.0	—
Recurring Profit	78.6	126.0	83.0%	152.0	—
Net Income	240.3	120.8	81.1%	149.0	—
NTT East (JPN GAAP)
Operating Revenues	2,267.1	531.3	24.7%	2,148.0	554.3
Voice Transmission (excluding IP)	1,506.9	358.9	25.9%	1,385.0	—
IP	151.3	47.7	21.1%	226.0	—
Leased Circuit (excluding IP)	246.9	56.3	30.8%	183.0	—
Telegraph	30.9	7.4	26.6%	28.0	—
Others	166.5	28.8	18.7%	326.0	—
Related Business	164.3	32.0
Operating Expenses	2,180.7	507.9	24.6%	2,063.0	—
Personnel	234.3	52.6	25.6%	206.0	—
Purchase of goods and services	1,343.5	309.8	24.2%	1,280.0	—
Depreciation	458.8	112.9	26.0%	434.0	—
Retirement of Fixed Assets	68.4	12.6	18.7%	68.0	—
Taxes and public dues	75.6	19.7	26.4%	75.0	—
Operating Income	86.4	23.4	27.6%	85.0	—
Non-Operating Income	61.2	14.0	26.0%	54.0	—
Non-Operating Expenses	49.8	10.2	23.2%	44.0	—
Recurring Profit	97.8	27.2	28.7%	95.0	—
Net Income	57.9	16.1	31.1%	52.0	—
(reference) Major Revenues of Services
Voice Transmission	1,506.9	358.9	25.9%	1,385.0	—
Data Transmission	86.1	26.0	22.7%	115.0	—
Leased Circuit	313.3	78.2	26.5%	295.0	—
NTT West (JPN GAAP)
Operating Revenues	2,166.8	522.8	25.3%	2,070.0	535.5
Voice Transmission (excluding IP)	1,465.8	350.0	25.7%	1,361.0	—
IP	127.2	40.2	19.6%	206.0	—
Leased Circuit (excluding IP)	206.0	48.2	30.4%	159.0	—
Telegraph	33.4	8.2	27.4%	30.0	—
Others	165.2	42.7	24.2%	314.0	—
Related Business	169.0	33.2
Operating Expenses	2,080.1	499.6	25.0%	1,999.0	—
Personnel	226.6	50.0	24.6%	203.0	—
Purchase of goods and services	1,270.7	308.3	24.8%	1,243.0	—
Depreciation	453.4	108.2	25.5%	425.0	—
Retirement of Fixed Assets	57.0	14.2	26.8%	53.0	—
Taxes and public dues	72.1	18.7	25.0%	75.0	—
Operating Income	86.6	23.2	32.7%	71.0	—
Non-Operating Income	54.9	13.2	27.6%	48.0	—
Non-Operating Expenses	51.0	10.9	24.3%	45.0	—
Recurring Profit	90.5	25.5	34.5%	74.0	—
Net Income	61.5	15.3	34.8%	44.0	—
(reference) Major Revenues of Services
Voice Transmission Services	1,465.8	350.0	25.7%	1,361.0	—
Data Transmission Services	65.1	20.0	21.8%	92.0	—
Leased Circuit	269.2	68.7	25.2%	273.0	—

Notes :	1	Operating Revenues of NTT East and NTT West for 1st Quarter ended June 30, 2004 include expected settlement of interconnection charges based on the LRIC methodology of 4.3 billion yen and 3.7 billion yen, respectively.
	2	Operating Revenues from Voice Transmission Services of NTT East and NTT West for 1st Quarter ended June 30, 2004 include Monthly Charges, Call Rates and Interconnection Rates of 231.5 billion yen, 50.2 billion yen and 52.3 billion yen, and 223.2 billion yen, 52.3 billion yen and 51.1 billion yen, respectively.
	3	Operating Revenues from IP of NTT East and NTT West include corporate IP telephony services in Voice Transmission Services, and monthly charges and installation fees of IP services in Leased Circuit Services.
	4	Figures for purchase of goods and services of NTT East and Operating Revenue of NTT West include 18.4 billion yen subsidy from NTT East to NTT West respectively at fiscal year ended March 31, 2004, and 4.4 billion yen subsidy from NTT East to NTT West at 1st Quarter ended June 30, 2004.

4-2. Financial Results and Projections of Core Group Companies					(billions of yen )
	A	B		C	(reference)
	Fiscal year ended March 31, 2004	1st Quarter ended June 30, 2004		Fiscal year ending March 31, 2005 (Forecast)	1st Quarter ended June 30, 2003
			progress B/C
NTT Communications (JPN GAAP)
Operating Revenues	1,106.6	257.1	23.7%	1,087.0	262.9
Voice Transmission	482.6	113.7	26.5%	430.0	—
Data Transmission	309.1	83.9	24.7%	340.0	—
Leased Circuit	168.4	35.4	26.9%	132.0	—
Others	9.8	6.1	13.0%	185.0	—
Related Business	136.4	17.8
Operating Expenses	990.3	232.2	23.2%	1,003.0	—
Personnel	86.7	21.8	24.9%	88.0	—
Purchase of goods and services	493.6	108.6	23.1%	763.0	—
Communication Network Charges	261.5	67.8
Depreciation	117.6	29.8	24.6%	121.0	—
Retirement of Fixed Assets	19.5	0.9	5.1%	19.0	—
Taxes and public dues	11.3	3.1	26.4%	12.0	—
Operating Income	116.2	24.9	29.7%	84.0	—
Non-Operating Income	26.5	7.9	36.2%	22.0	—
Non-Operating Expenses	29.7	7.4	28.5%	26.0	—
Recurring Profit	113.0	25.4	31.9%	80.0	—
Net Income	24.1	15.0	32.1%	47.0	—
NTT Data Consolidated (JPN GAAP)
Operating Revenues	846.7	195.0	23.5%	830.0	166.4
System Integration Business	685.4	158.2	23.5%	673.0	129.0
Network System Business	57.7	13.9	25.4%	55.0	14.2
Others	177.7	41.0	23.2%	177.0	38.3
Elimination or corporate	(74.2)	(18.2)	24.4%	(75.0)	(15.2)
Cost of Sales	637.9	147.0	23.2%	635.0	119.0
Gross Profit	208.7	47.9	24.6%	195.0	47.4
Selling and General Expense	149.0	36.8	23.1%	160.0	36.7
Operating Income	59.7	11.0	31.6%	35.0	10.6
Non-Operating Income (loss)	(10.0)	0.3	—	(9.0)	(1.0)
Recurring Profit	49.6	11.4	43.9%	26.0	9.6
Net Income	26.9	7.4	46.6%	16.0	4.9
NTT DoCoMo Consolidated (US GAAP)
Operating Revenues	5,048.1	1,221.1	24.8%	4,920.0	1,252.3
Wireless Services	4,487.9	1,079.8	25.0%	4,326.0	1,116.8
Cellular Services	4,329.8	1,042.2	25.1%	4,158.0	1,083.3
Voice	3,259.5	770.4	24.9%	3,097.0	828.9
FOMA*	103.1	75.8	15.4%	491.0	8.6
Packet Communications	1,070.2	271.8	25.6%	1,061.0	254.4
FOMA*	49.9	41.7	19.5%	214.0	4.3
PHS*	70.4	16.0	25.8%	62.0	18.0
Quickcast*	5.8	1.2	30.3%	4.0	1.6
Equipment sales	560.2	141.4	23.8%	594.0	135.5
Operating Expenses	3,945.1	944.6	23.1%	4,090.0	915.3
Personnel	248.4	62.2	25.4%	245.0	62.4
Purchase of goods and services	2,508.8	609.7	23.3%	2,617.0	573.3
Depreciation	721.0	165.2	22.3%	741.0	171.0
Retirement of Fixed Assets	43.9	5.2	8.6%	60.0	3.7
Communication Network Charges	387.7	93.0	24.1%	386.0	95.9
Taxes and public dues	35.4	9.3	22.6%	41.0	8.9
Operating Income	1,102.9	276.6	33.3%	830.0	337.0
Non-Operating Income (loss)	(1.8)	0.3	—	484.0	(0.1)
Income before Tax	1,101.1	276.9	21.1%	1,314.0	336.9
Net Income	650.0	170.4	22.7%	751.0	196.8

Notes:	1	Operating Revenues of NTT Communications for the 1st Quarter ended June 30, 2004 include revenues from telephone subscriber lines (67.6 billion yen) for Voice Transmission, revenues from OCN (32.3 billion yen), IP-VPN (15.0 billion yen) and Frame Relay/Cell Relay (9.1 billion yen) for Data Transmission, revenues from conventional leased circuits (3.4 billion yen) and high-speed digital (16.8 billion yen) for leased circuit.
	2	* Partial listing only.

5.	Average monthly revenue per unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items in the operating revenues of our Regional Communications Services, that is, subscriber lines services and ISDN, by the number of active subscribers to the relevant services. In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Wireless Services, such as revenues from Cellular (mova) services and revenues from Cellular (FOMA) services, which are incurred consistently each month (i.e., monthly charges and voice/packet transmission charges), by the number of active subscribers to the relevant services (the calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales and activation fees). We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

			(yen	)
	Fiscal Year ended March 31, 2004	1st Quarter ended June 30, 2004	Fiscal Year ending March 31, 2005 (Forecast)
NTT East
Telephone Subscriber Lines ARPU	2,990	2,960	2,950
ISDN Subscriber Lines ARPU	5,750	5,560	5,570
NTT West
Telephone Subscriber Lines ARPU	2,900	2,860	2,890
ISDN Subscriber Lines ARPU	5,730	5,530	5,560
NTT DoCoMo
Cellular Aggregate ARPU (FOMA+mova)	7,890	7,400	7,270
Voice ARPU (FOMA+mova)	5,920	5,450	5,390
Packet ARPU (FOMA+mova)	1,970	1,950	1,880
i-mode ARPU (FOMA+mova)*	1,970	1,940	1,870
ARPU generated purely from i-mode (FOMA+mova)	2,240	2,170	2,070
Cellular Aggregate ARPU (FOMA)	10,280	10,240	9,240
Voice ARPU (FOMA)	6,900	6,580	6,410
Packet ARPU (FOMA)	3,380	3,660	2,830
i-mode ARPU (FOMA)*	3,240	3,590	2,750
ARPU generated purely from i-mode (FOMA)	3,330	3,640	2,810
Cellular Aggregate ARPU (mova)	7,830	7,150	6,970
Voice ARPU (mova)	5,890	5,350	5,240
i-mode ARPU (mova)	1,940	1,800	1,730
ARPU generated purely from i-mode (mova)	2,200	2,020	1,940

Notes :	1	We separately compute ARPU for the fixed line business conducted by each of NTT East and NTT West using two measures.

-   ARPU from telephone subscriber lines services, which is based on operating revenues from monthly charges, call charges and FLET’S ADSL charges attributable to our telephone subscriber lines services.

- ARPU from ISDN, which is based on operating revenues from monthly charges, transmission/call charges and FLET’S ISDN charges attributable to our ISDN.
	2	Interconnection revenues are excluded in ARPU of Telephone Subscriber Lines and ISDN Subscriber Lines.
	3	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.
	4	We compute ARPU for our cellular business using two aggregate measures.
- Cellular Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

-   Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, to our conventional mova services. We also separately compute i-mode ARPU (FOMA+mova), as a subcomponent of Packet ARPU (FOMA+mova). In particular, i-mode ARPU (FOMA+mova) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA and mova services.

- Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).
- Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services. We also separately compute i-mode ARPU (FOMA), as a subcomponent of Packet ARPU (FOMA). In particular, i-mode ARPU (FOMA) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA services.

- Cellular Aggregate ARPU (mova) = Cellular Voice ARPU (mova) + i-mode ARPU (mova).

-   Our Voice ARPU (mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, in each case attributable to our conventional mova services.

	5	We show ARPU for our i-mode using two aggregate measures.
- i-mode ARPU is based on the number of all subscribers who have active cellular phones, regardless of whether the i-mode service is activated.
- ARPU generated purely from i-mode is based on the number of active subscribers to the i-mode service only.
	6	No. of active subscribers used in ARPU calculation are as below.
- FY Results & Forecast: Sum of No. of active subscribers**(as defined below) for each month from April to March
- 1Q Results: Sum of No. of active subscribers**(as defined below) for each month from April to June.
**active subscribers = (No. of subscribers at end of previous month + No. of subscriber at end of current month)/2

	*	Partial listing only.

6. Interest-Bearing Liabilities (Consolidated)					(billions of yen)
	As of March 31, 2004		As of June 30, 2004		As of March 31, 2005 (Forecast)
Interest-Bearing Liabilities		5,921.7		6,010.6		5,650.0

7. Indices (Consolidated)
	Fiscal Year ended March 31, 2004		1st Quarter ended June 30, 2004		Fiscal Year ending March 31, 2005 (Forecast)
Operating Income	1,560.3	billion yen	422.0	billion yen	1,180.0	billion yen
EBITDA Margin	35.5%		37.3%		32.2%
Operating FCF	1,920.2	billion yen	570.8	billion yen	1,505.0	billion yen

Note :	The reconciliation of Indices are as follows.

	Fiscal Year ended March 31, 2004		1st Quarter ended June 30, 2004		Fiscal Year ending March 31, 2005 (Forecast)
EBITDA Margin [(c/d)X100]	35.5%		37.3%		32.2%
a Operating Income	1,560.3	billion yen	422.0	billion yen	1,180.0	billion yen
b Depreciation and Amortization	2,373.5	billion yen	568.3	billion yen	2,325.0	billion yen
c EBITDA (a+b)	3,933.8	billion yen	990.3	billion yen	3,505.0	billion yen
d Operating Revenues	11,095.5	billion yen	2,654.0	billion yen	10,900.0	billion yen
Operating FCF [(c-d)]	1,920.2	billion yen	570.8	billion yen	1,505.0	billion yen
a Operating Income	1,560.3	billion yen	422.0	billion yen	1,180.0	billion yen
b Depreciation and Amortization	2,373.5	billion yen	568.3	billion yen	2,325.0	billion yen
c EBITDA (a+b)	3,933.8	billion yen	990.3	billion yen	3,505.0	billion yen
d Capital Investment*	2,013.6	billion yen	419.5	billion yen	2,000.0	billion yen

* Please see page 2 for capital investment.